PARAMOUNT COMMUNICATIONS INC.


                                       January 13, 1994



Martin Lipton, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York  10019

Dear Martin:


         The Board of Directors has considered the claim of QVC that Viacom violated the Exemption Agreement between Paramount and Viacom and, based on the information available to it,  has no reason to believe that the Viacom proposal was made primarily to extend QVC's offer or was otherwise in bad faith.


         One other matter.  We are not in agreement with the statement that QVC has the right under the terms of the Merger Agreement to terminate its offer in the event the minimum condition is not satisfied at midnight on January 21, 1994.


                                       Sincerely,

                                       /S/ Donald Oresman